

SEC
Mail Processing
Section

AUG 25 2009

Washington, DC
122



S ‖‖‖‖‖‖‖‖‖‖ 09040780 ‖‖‖‖‖ IMISSION

BB 9/23

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____7/1/08____ AND ENDING____6/30/09____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORTX.COM

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

    18004   SKY PARK CIRCLE SOUTH, SUITE 140
                        (No. and Street)

    IRVINE   CA   92614
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                    (949) 475- 5652
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    LENNING & CO., INC.
        (Name – if individual, state last, first, middle name)

    18377 BEACH BLVD, STE. 211   HUNTINGTON BEACH   CA   92648
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____EYAL SHACHAR_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____NEWPORTX.COM_____ , as

of _____JUNE 30_____ , 20 09___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____Kan Fish_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORTX.COM

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

JUNE 30, 2009

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

NEWPORTX.COM

JUNE 30, 2009

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
NewportX.com

We have audited the accompanying balance sheet of NewportX.com as of June 30, 2009, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NewportX.com as of June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

August 15, 2009

NEWPORTX.COM
BALANCE SHEET
JUNE 30, 2009

ASSETS

CURRENT ASSETS		$ 19,808
Cash		
		$ 19,808

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES			$ 3,820
Due to parent company			800
State income tax payable			4,620
Total current liabilities			
STOCKHOLDER'S EQUITY			
Common stock, no par value			
Authorized - 100,000,000 shares		$ 6,000	
Issued and outstanding - 6,000 shares		15,000	
Additional paid-in capital		(5,812)	
Accumulated deficit			15,188
			$ 19,808

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2009

REVENUES		
Commissions		$ 120,543
EXPENSES		
Management fees	$ 115,000	
Dues and subscriptions	500	
Legal and professional	293	
Insurance	150	
		115,943
		4,600
INCOME FROM OPERATIONS		
OTHER INCOME		
Interest income		283
		4,883
INCOME BEFORE INCOME TAX EXPENSE		
		800
INCOME TAX EXPENSE		
		$ 4,083
NET INCOME		

NEWPORTX.COM
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balances at June 30, 2008	$ 6,000	$ 15,000	$ (9,895)	$ 11,105
Net income	-	-	4,083	4,083
Balances at June 30, 2009	$ 6,000	$ 15,000	$ (5,812)	$ 15,188

See accompanying notes to the financial statements.

NEWPORTX.COM
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	$	4,083
Net lincome		
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		800
Increase in due to parent company		
Net cash provided by operating activities		4,883
		4,883
NET INCREASE IN CASH		
		14,925
CASH, beginning of year		
	$	19,808
CASH, end of year		

NEWPORTX.COM
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of NewportX.com is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – The Company was incorporated in California on November 17, 1999 and it is a wholly-owned subsidiary of Newport Exchange Holdings, Inc.

On September 5, 2000, the Company was accepted for membership in the National Association of Security Dealers, Inc. (NASD) as a broker-dealer. The Company is authorized to retail corporate equity securities, listed and unlisted, and to operate as a put and call broker-dealer.

Commissions received – Revenues are commissions received from another broker-dealer for referrals made to it. The Company has not commenced its broker-dealer retail operations to the general public as of June 30, 2009.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risks – The Company maintains its cash deposits with one financial institution. Cash deposits in the financial institution are insured by the FDIC for up to $250,000. At June 30, 2009, the cash balance did not exceed the FDIC limit.

NOTE 2 – INCOME TAXES

Income tax expense consists of the current year minimum California Franchise tax $800.

NOTE 3 – COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 15,188
Deduct stockholder's equity not allowable for net capital	-
Net capital	$ 15,188

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company enters into certain transactions involving revenues from a related party. For the year ended June 30, 2009, revenues from the related party were $120,543 or 100% of total revenues. The Company also enters into certain transactions involving the payment of management fees to another related party. For the year ended June 30, 2008, management fees incurred to the related party were $115,000.

NEWPORTX.COM
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

NET CAPITAL

Total stockholder's equity	$ 15,188
Deduct stockholder's equity not allowable for net capital	-
Net capital	$ 15,188

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital per above	15,188
Excess net capital	$ 10,188

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Focus report	$ 15,188
Audit adjustments-	-
Net capital per above	$ 15,188

Schedule I

NEWPORTX.COM
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

NEWPORTX.COM
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to NewportX.com as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

August 15, 2009

To the Board of Directors of
NewportX.com

In planning and performing our audit of the financial statements of NewportX.com for the year ended June 30, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is often not practicable in a smaller organization to achieve all the divisions of

duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lenning & Co. Inc.